SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 30, 2014

Claude Resources Inc.
(Registrant)

		By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	CCP Debt Facility dated April 5, 2013 between Claude Resources Inc. and Norrep Credit Opportunities Fund Inc., in its capacity as general partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP.

99.2	Waiver and Credit Amendment Agreement dated February 14, 2014 between Claude Resources Inc. and Norrep Credit Opportunities Fund Inc., in its capacity as general partner of Norrep Credit Opportunities Fund II. LP and Norrep Credit Opportunities Fund II (Parallel), LP.

99.3	Madsen Asset Purchase Agreement dated December 19, 2013 between Laurentian Goldfields Ltd. and Claude Resources Inc.

99.4	Royalty Purchase Agreement dated March 20, 2014 between Claude Resources Inc. and 8248567 Canada Limited.

99.5	Net Smelter Returns Royalty Agreement dated March 20, 2014 between Claude Resources Inc. and 8248567 Canada Limited.